

Mail Stop 7010

April 1, 2009

Via U.S. mail

Nathaniel T. Brown
Chief Executive Officer, President, Chief Financial Officer and Secretary
Eden Bioscience Corporation
14522 NE North Woodinville Way, Suite 202B
Woodinville, WA 98072

> **RE: Eden Bioscience Corporation**
> **Preliminary Proxy Statement on Schedule 14A Amendment No.2**
> **Filed on March 24, 2009**
> **File No.: 001-33510**

Dear Mr. Brown:

We have completed our review of your Preliminary Proxy on Schedule 14A.

We have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3729.

Sincerely,

Craig Slivka
Special Counsel

cc: **Via Facsimile @ (206) 359-9264**

Scott B. Tallman, Esq.
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101